UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

655664100

(CUSIP Number)

José Antonio Diego

El Puerto de Liverpool, S.A.B. de C.V.

Mario Pani No. 200, Col.

Santa Fé Cuajimalpa

Cuajimalpa, Ciudad de México

CP 05348, Mexico

52 55 5268 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Benjamin P. Schaye

Juan F. Méndez

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212 455 2000

August 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person El Puerto de Liverpool, S.A.B. de C.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,755,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,755,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,755,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.6%
14	Type of Reporting Person (See Instructions) CO

Explanatory Note

The Reporting Person (as defined below) previously reported beneficial ownership of shares of the Issuer’s Common Stock (as defined below) on a Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on September 15, 2022 (the “Schedule 13G”) pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended. For the reasons described herein, the Reporting Person is now reporting its beneficial ownership of Common Stock on this Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, without par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1617 Sixth Avenue, Seattle, Washington, 98101.

Item 2. Identity and Background.

(a)(f) This Schedule 13D is being filed by El Puerto de Liverpool, S.A.B. de C.V., a corporation formed under the laws of Mexico (“Reporting Person”). The executive officers and directors of the Reporting Person are listed on Annex A attached hereto, which is incorporated herein by reference.

(b) The principal business address of the Reporting Person is Mario Pani No. 200, Col. Santa Fé Cuajimalpa, Cuajimalpa, Ciudad de México, CP 05348, Mexico.

(c) The principal business of the Reporting Person consists of retail operations and ancillary financial and real estate operations.

(d) During the last five years, the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Common Stock reported herein in open market transactions on various dates in 2022 using working capital for an aggregate cost of approximately $295,237,412. The Reporting Person made no purchases of Common Stock since 2022.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction.

The Reporting Person initially acquired the shares of Common Stock in September 2022 for investment purposes and passively monitored its investment.

On December 14, 2023, in the context of the Reporting Person’s ordinary course of monitoring of its investment and to facilitate discussions with the Issuer’s management regarding the Issuer’s financial condition, operating results and prospects, the Reporting Person and the Issuer entered into a Non-Disclosure Agreement (the “Non-Disclosure Agreement”), pursuant to which the Reporting Person agreed to customary non-disclosure and non-use obligations for a specified time period, subject to certain exceptions. The Non-Disclosure Agreement also contains standstill provisions that prohibit the Reporting Person from taking certain actions unless requested in writing in advance by the Issuer from the date of the Non-Disclosure Agreement until June 14, 2025, including, among other things, entering into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to the actions prohibited by the standstill provision, and forming, joining or participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any securities of the Issuer or any of its subsidiaries. The Non-Disclosure Agreement also contains restrictions that prohibit the Reporting Person from, directly or indirectly, soliciting to employ or employing certain employees of the Issuer for a specified time period and subject to certain exceptions.

In February 2024, Erik B. Nordstrom and Peter E. Nordstrom, whose individual and combined beneficial ownership of Common Stock at that time was below 5%, advised the Issuer’s Board of their desire to make a proposal for consideration by the Issuer’s Board and explore potential equity financing for a “going private transaction” involving the acquisition of the outstanding Common Stock of the Issuer (the “Going Private Transaction”). They also agreed to condition any Going Private Transaction on the affirmative vote by a majority of the votes entitled to be voted by unaffiliated stockholders of the Issuer. The Issuer’s Board subsequently approved the formation of a Special Committee of certain independent and disinterested directors to review any proposal for a Going Private Transaction.

Following Messrs. Nordstrom’s discussions with the Issuer’s Board, they approached the Reporting Person to gauge whether the Reporting Person would have a preliminary interest in potentially forming a group for purposes of the Going Private Transaction. In order to engage in such exploratory conversations, the Reporting Person sought the Special Committee’s approval under the Non-Disclosure Agreement to engage in such exploratory discussions, which was granted by the Special Committee on May 7, 2024.

On July 19, 2024, the Reporting Person’s Board of directors discussed the investment in the Issuer and approved the formation of an Investment Committee. The Reporting Person’s Board delegated to the Investment Committee the authority to continue reviewing and analyzing its investment in the Issuer, and to determine whether to change the Reporting Person’s investment intent from passive to active and/or whether to form a group in order to pursue a Going Private Transaction.

On August 30, 2024, the Investment Committee approved changing the Reporting Person’s intent from passive to active and authorized the Reporting Person to seek authorization from the Issuer’s Board to form a “group” with (i) Erik B. Nordstrom; (ii) Peter E. Nordstrom; (iii) James F. Nordstrom, Jr.; (iv) Anne E. Gittinger; (v) Charles W. Riley, Jr., solely in his capacity as the successor trustee of the Everett W. Nordstrom Trust fbo AEG created under the will of Everett W. Nordstrom dated April 1, 1971 and as a successor co-trustee of the Frances W. Nordstrom Trust fbo BAN created under the will of Frances W. Nordstrom dated April 4, 1984; (vi) Estate of Bruce A. Nordstrom; (vii) Margaret Jean O’Roark Nordstrom; (viii) Linda Nordstrom; (ix) Susan E. Dunn; (x) Alexandra F. Nordstrom; (xi) Andrew L. Nordstrom; (xii) Leigh E. Nordstrom; (xiii) Samuel C. Nordstrom; and (xiv) Sara D. Nordstrom (collectively, the “Nordstrom Family”).

On August 31, 2024, the Reporting Person and the Nordstrom Family requested that the Issuer’s Board approve their formation of a new group comprised of the Reporting Person and the Nordstrom Family (the “Group”) in order for the Group to submit a proposal to the Issuer for a Going Private Transaction. On September 3, 2024, in connection with such request, the Group and Issuer entered into an agreement to be bound by certain provisions set forth in Section 10(a) of the Letter Agreement, dated as of April 17, 2024, entered into by and among the Issuer, Erik B. Nordstrom, Peter E. Nordstrom and other related parties thereto, including that such group would automatically disband on the earlier of (a) April 17, 2025 and (b) the date on which Erik Nordstrom or Peter Nordstrom notify the Issuer in writing that they have elected to cease participating in the Group, which disbandment shall be binding upon all members of the Group. Such Letter Agreement was attached as an exhibit to the Schedule 13D filed by Erik B. Nordstrom and Peter E. Nordstrom on April 18, 2024.

After receiving that approval from the Issuer’s Board on September 3, 2024, on September 3, 2024 the Group delivered a non-binding letter (the “Proposal Letter”) to the Special Committee proposing a transaction whereby the Group, through a newly-formed entity, would acquire by merger, for a purchase price of $23.00 in cash per share, all of the outstanding shares of Common Stock of the Issuer other than approximately 39.9% shares of Common Stock that are already owned by the Group (the “Rollover Shares”).

As described in the Proposal Letter, it is expected that the Group will contribute the Rollover Shares and may seek debt and/or equity financing to consummate the Going Private Transaction. The Group in the process of seeking to arrange such financing. The funding, including anticipated expenses, is preliminary and subject to review and approval by the Special Committee and the Issuer’s Board.

No assurances can be given regarding the terms and details of any transaction, that any proposal made by the Group regarding a proposed transaction will be accepted by the Issuer and/or shareholders of the Issuer, that the Group will be able to obtain the funds necessary to consummate the transaction, that definitive documentation relating to any such transaction will be executed, or that a transaction will be consummated in accordance with that documentation, if at all.

The foregoing descriptions of the Non-Disclosure Agreement and Proposal Letter do not purport to be complete and are qualified in their entirety by reference to each, copies of which are attached as Exhibit A and B, respectively, and are incorporated herein by reference.

The Going Private Transaction, if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Neither this Schedule 13D nor the Proposal Letter is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.

The Reporting Person and the Nordstrom Family reserve the right to modify the Proposal Letter at any time. While the Proposal Letter remains under consideration by the Issuer, the Reporting Person and other members of the Group expect to respond to inquiries from, and negotiate the terms of the Proposal Letter with the Special Committee of the Issuer and its representatives. The Reporting Person may elect not to update or provide additional disclosures regarding the Proposal Letter until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Notwithstanding the above, the Reporting Person intends to regularly review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

Item 5. Interest in Securities of the Issuer.

The information set forth in the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of the date hereof, Reporting Person directly holds 15,755,000 shares of Common Stock, representing 9.6% of the outstanding Common Stock based upon 163,648,780 shares of Common Stock outstanding as of May 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 7, 2024.

As a result of the activities described in Item 4. Above, the Reporting Person and the Nordstrom Family are deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Going Private Transaction described in Item 4 of this Schedule 13D. The Nordstrom Family filed a separate Schedule 13D with the Securities and Exchange Commission on September 4, 2024 to report their combined beneficial ownership of an aggregate of 54,591,033 shares of Common Stock of the Issuer representing approximately 33.4% of the outstanding shares of Common Stock of the Issuer, based upon 163,648,780 shares of Common Stock outstanding as of May 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 7, 2024.

Based on this Schedule 13D and the Schedule 13D filed by the Nordstrom Family, such a “group” would be deemed to beneficially own an aggregate of 70,346,033 shares of Common Stock, or 43% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by the Nordstrom Family that they may be deemed to beneficially own solely by reason of the Proposal Letter. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by the Nordstrom Family.

(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor to the best knowledge of the Reporting Person, any other person named in Annex A, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Non-Disclosure Agreement dated December 14, 2023 between the Reporting Person and the Issuer

B	Proposal Letter dated September 3, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

By:	/s/ Graciano Guichard González
Name: Graciano Guichard González
Title: Chairman of the Board

By:	/s/ Enrique Güijosa Hidalgo
Name: Enrique Güijosa Hidalgo
Title: Chief Executive Officer

Annex A

Executive Officers and Directors of El Puerto De Liverpool, S.A.B. DE C.V.

The following sets forth the name and principal occupation of each of the executive officers and directors of El Puerto De Liverpool, S.A.B. DE C.V. Each of such persons has a principal business address of Mario Pani No. 200, Col. Santa Fé Cuajimalpa, Cuajimalpa, Ciudad de México, CP 05348, Mexico.

Name	Principal Occupation	Principal Business Address	Citizenship	# of shares of Nordstrom Inc. beneficially owned
Directors

Graciano F Guichard Gonzalez	Chairman of the Board	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	4,845

Madeleine Bremond	Vice President of the Board	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0

Francisco Javier Arrigunaga Gómez del Campo	Chairman of Grupo Aeromexico, SAB de CV	Paseo de la Reforma 243, 27th Floor Col. Cuauhtémoc Alcaldía Cuauhtémoc CP 06500, Mexico City, Mexico	Mexican	0

Henri Bremond	Manager of Victium SA de CV	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0

Jose Cohen Sitton	Deputy General Manager of BabyCreysi	Parque Ind. Exportec 1, Manzana 3 Lote 1,2 y 3 Parque Exportec, CP 50209 Toluca de Lerdo, Estado de Mexico, Mexico	Mexican	0

Carlos Antonio Danel Cendoya	Chairman of the Board of Gentera, SAB de CV	Insurgentes Sur 1458 Col. Actipan, Alcaldía Benito Juarez CP 03230, Mexico City, Mexico	Mexican	0

Juan Maria Pedro David Michel	Investor	Bosque de Radiatas 6; Suite 602 Col. Bosques de las Lomas Alcaldía Cuajimalpa de Morelos CP 05120, Mexico City, Mexico	Mexican	0

Juan Miguel Gandoulf	Director at Sagnes Constructores	Enrique González Martínez 223 Col. Centro Histórico CP 44100, Guadalajara, Jalisco, Mexico	Mexican	0

Armando Garza Sada	Retired	Callejón de los Ayala 126 Col. Centro San Pedro CP 66230, San Pedro Garza García, N.L	Mexican	0

Pablo Guichard	Investment Manager at Norante	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos, CP 05348, Mexico City, Mexico	Mexican	515

Andrea Hernandez Velasco	President at Fundación Legorreta Hernandez, AC	Monte Blanco 215, Col. Lomas de Chapultepec Alcaldía Miguel Hidalgo CP 11000, Mexico City, Mexico	Mexican	0

Maximino Michel	Chairman and General Manager of 3H Capital	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0

Alejandro Ramírez Magana	CEO of Cinepolis de Mexico, SA de CV	Av. Antonio Dovali Jaime 70, Torre A, Piso 10, Col. Zedec Santa Fe Alcaldía Álvaro Obregón CP 01210, Mexico City, Mexico	Mexican	0

Guillermo J. Siman	Vicepresident of Unicomer Group	Paseo General Escalon 3675 San Salvador, El Salvador	El Salvador (US Resident)	0

Nicole Van Lathem	Head of Liverpool’s Real Estate Division	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0

Officers

Enrique Guijosa Hidalgo	CEO	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0

Gonzalo Gallegos	CFO	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0

Jacobo Apichoto Palermo	General Counsel	Mario Pani No. 200 Col. Santa Fe Cuajimalpa Alcaldía Cuajimalpa de Morelos CP 05348, Mexico City, Mexico	Mexican	0